FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month Oct 2017 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On October 17, 2017, the Registrant Announce Schedules Third Quarter
2017 Financial Results and Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 17, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Schedules Third Quarter 2017 Financial Results and Conference Call

Company to Host its Annual Investor and Analyst Conference at the Nasdaq MarketSite in New York

MIGDAL HAEMEK, Israel – October 17, 2017 – TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, will issue its third quarter 2017 earnings release on Tuesday, November 07, 2017. The Company will hold a conference call to discuss its third quarter 2017 financial results and fourth quarter 2017 guidance on Tuesday, November 07, 2017, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcasted and can be accessed through the Investor Relations section on TowerJazz’s website at http://ir.towerjazz.com/ or can also be accessed by calling the following numbers: U.S. Toll Free: 1-888-407-2553; Israel: 03-918-0610; International: +972-3-918-0610. The teleconference will be available for replay for 90 days.

In addition, the Company will host its annual investor and analyst conference on Wednesday, November 29, 2017 in New York. The event will commence at 8:30am at the Nasdaq Marketsite - Press Conference Area, 4 Times Square, New York City. Access to a live webcast will be available through the Investor Relations section on TowerJazz’s website at the time of the conference. A replay of the webcast will remain available for approximately three months.

The conference will provide an opportunity for investors and analysts to learn more about TowerJazz’s business, operations and financial performance and strategy, while demonstrating the Company’s strength and capabilities to enable continued value creation and growth. Event will include a keynote speech by CEO, Mr. Russell Ellwanger, as well as presentations, Q&A and networking opportunities with the TowerJazz executive leadership team.

For more information and registration: http://www.towerjazz.com/events/IRDay2017.html.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Contact:
Tower Semiconductor	GK Investor Relations
Noit Levy-Karoubi, +972 4 604 7066	Gavriel Frohwein, (646) 688 3559
Noit.levi@towerjazz.com	towerjazz@gkir.com